SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______________ to ____________________

Commission File No. 000-22012

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Grow Biz International, Inc.
401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Winmark Corporation
4200 Dahlberg Drive
Minneapolis, Minnesota 55422-4837

KPMG

GROW BIZ INTERNATIONAL, INC.
401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

GROW BIZ INTERNATIONAL, INC.
401(k) SAVINGS PLAN

Table of Contents

KPMG

4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Plan Administrator
Grow Biz International, Inc. 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Grow Biz International, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. Those auditors issued an unqualified opinion on the 2001 financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and nonexempt transactions as of and for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Minneapolis, Minnesota
May 9, 2003

GROW BIZ INTERNATIONAL, INC.
401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Cash	$ 265	53,085
Investments, at fair value:		
Mutual funds	2,767,948	2,762,540
Winmark Corporation common stock	212,481	193,651
Participant loans	67,417	71,563
Total investments	3,047,846	3,027,754
Contributions receivable:		
Employer	119,392	128,624
Employee	23,415	25,341
Total contributions receivable	142,807	153,965
Investment settlement payable	—	(25,798)
Net assets available for benefits	$ 3,190,918	3,209,006

See accompanying notes to financial statements.

GROW BIZ INTERNATIONAL, INC.
401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Net assets available for benefits, beginning of year	$ 3,209,006
Increase (decrease) during the year:	
Contributions:	
Employer:	
401(k) match	149,562
Discretionary	109,000
Employee:	
401(k) deferral	467,958
Rollover	85,358
Total contributions	811,878
Investment income (loss):	
Interest and dividend income	29,516
Net depreciation on fair value of investments	(455,073)
Net investment loss	(425,557)
Benefit payments	(388,350)
Fees and commissions	(16,059)
Net decrease during the year	(18,088)
Net assets available for benefits, end of year	$ 3,190,918

See accompanying notes to financial statements.

GROW BIZ INTERNATIONAL, INC.
401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1) Description of the Plan

(a) General

Grow Biz International, Inc. 401(k) Savings Plan (the Plan) is a defined contribution plan established by Winmark Corporation (the Company) to provide retirement benefits to substantially all employees. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan agreement for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Plan Operations

Certain administrative costs totaling $4,800 for the Plan year ended December 31, 2002 were paid by the Company. All other costs were paid by the Plan.

(c) Plan Administration

The Stanton Group, formerly DCA, Inc., is the administrator of the Plan. The Company retains Stanton Trust Company, N.A., formerly Marquette Trust Company, N.A. (Stanton), as trustee. Stanton holds, manages, invests, and distributes all assets of the Plan.

(d) Eligibility

Employees of the Company who have attained the age of 21 and have completed six months of service, as defined in the plan agreement, are eligible to participate in the Plan.

(e) Contributions

Participants may direct the Company to make pretax contributions to the Plan on their behalf through payroll deductions of up to 25% of their pretax compensation, as defined in the Plan, up to the maximum amount allowed by the Internal Revenue Code (the IRC).

The Company matches 50% of participant contributions, up to 6% of participants' pretax compensation. A discretionary contribution may also be contributed by the Company, subject to certain limitations. In 2002, discretionary contributions of $109,000 were made to the Plan.

(f) Participant Accounts

Participants' accounts are credited with their pretax contributions, Company 401(k) matching contributions and an allocated share of the Company's discretionary contribution, plan earnings, and forfeitures of terminated participants' nonvested accounts. Discretionary contributions are a set amount per eligible participant and forfeiture allocations are allocated evenly among the participants. The Company's 401(k) matching contributions are allocated to each participant's account based on pretax contributions, Plan earnings are allocated based on participant account balances, as defined.

(Continued)

(g) ***Vesting***

Participants are fully vested in their pretax contributions, earnings thereon and their rollovers. Each participant becomes vested in the Company's contributions according to the following vesting schedule. Additionally, employee account balances become fully vested and nonforfeitable upon attainment of age 65, total disability or death during the term of employment, or upon termination of the Plan.

	Vesting percentage
Years credited for vesting purposes under the Plan:	
Less than one	0%
One	20
Two	40
Three	60
Four	80
Five or more	100

(h) ***Forfeitures***

Forfeitures of terminated participants' nonvested accounts related to employer matching contributions are used to reduce employer contributions. The total amount of forfeitures utilized was $4,653 in 2002. Forfeitures relating to discretionary contributions are allocated among the remaining participants, as defined in the plan agreement. The amount of forfeitures reallocated to participant accounts was $11,819 in 2002.

(i) ***Loans to Participants***

A participant may obtain a loan for up to the lesser of one-half of the participant's vested account balance or $50,000. The loan must be repaid with interest at prime plus 2% over a maximum of five years. Interest rates ranged from 6.25% to 6.75% during the year ended December 31, 2002.

(j) ***Rollover Contributions***

The provisions of the Plan allow participants who receive qualifying rollover distributions from benefit trusts of other employers to transfer such amounts to the Plan.

(k) ***Distribution of Benefits***

Upon termination of service, a participant (or the participant's beneficiary in the case of death) will receive the vested portion of his or her account as a lump-sum payment, a rollover, or in installments.

(l) Plan Amendment and Termination

The Plan was amended effective June 1, 2001 to allow employees to participate in the Plan and receive discretionary contributions after six months of service as opposed to after one year. Employees are still required to complete one year and 1,000 hours of service prior to receiving matching contributions from the Company.

Although it has not expressed any intention to do so, the Company has the right to amend or terminate the Plan, subject to the provisions of ERISA. In the event of the Plan's termination, participants would become 100% vested and all assets of the Plan would be distributed to participants in accordance with the Plan.

(2) Significant Accounting Policies and Procedures

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) Investment Valuation and Income Recognition

Investments of the Plan are stated at fair value except for the Stable Return fund which is stated at contract value which approximates market value. Shares of registered investment companies and Company stock are measured at quoted market prices in an active market, which represent the net asset value of shares held by the Plan at year-end. Realized gains and losses on sales of investments represent the difference between the net proceeds from the sale of investments and their historical cost. Unrealized appreciation or depreciation of investments represents changes in the fair value of investments from the historical cost.

Purchases and sales of securities are reflected on a settlement-date basis, however as of December 31, 2002 there were no unsettled transactions. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the year. Actual results could differ from those estimates.

(3) Investments

The Plan provides for investments in various investment funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that changes could materially affect the amount of participant accounts and the amount reported in the statements of net assets available for benefits.

(Continued)

Participants direct the Plan to invest their account balances in any one, or a combination of, the following nine funds managed by the trustee, or in common stock of the Company:

Vanguard S&P 500 Index Fund

Stocks of large U.S. Companies which make up the Standard & Poor's 500 Index. These stocks generally pay dividends and are best suited for investors seeking long-term growth and desiring to match the returns of the broad stock market.

Galliard Stable Return Fund

Interest-bearing account with a guarantee of principal by the issuing company. These accounts are usually issued by large insurance companies and are referred to as guaranteed insurance contracts. The fund is valued at contract value which approximates market value. The contracts held are fully benefit responsive.

Baron Asset Fund

Stocks of small or medium-sized companies which are growing faster than most other companies of similar size. These stocks generally do not pay dividends and are best suited for investors seeking long-term capital appreciation.

Davis New York Venture Fund

Primarily equity securities of companies with market capitalizations of at least $250 million, although it may invest in securities of smaller companies and foreign issuers. Seeks growth of capital.

Evergreen Foundation Fund

Stocks and bonds of U.S. Corporations combined in one account to provide investors with a balance between the two primary investment choices. Generally, balance accounts will experience less volatility than pure stock accounts due to the bond interest income which is received on a portion of the portfolio.

Strong Government Securities Fund

U.S. government and corporate bonds/notes with maturities of 5 to 15 years. The price of these investments will fluctuate with changes in interest rates (i.e., prices will rise when rates fall; prices will fall when rates rise).

Ivy International Fund

Stocks of companies located in developed countries of Western Europe, Canada, Australia, New Zealand, and Asia, with market capitalization of $1.5 billion or greater.

(Continued)

Harbor Capital Appreciation Fund

Primarily invests in equity securities of companies who have a market capitalization of $1 billion or more. The fund may also invest in short-term obligations and foreign securities. Seeks long-term growth of capital.

Phoenix-Engemann Small and MidCap Growth Fund

Invests mainly in equity securities of companies who have a market capitalization below $1.5 billion and foreign securities. Seeks long-term growth of capital.

Winmark Corporation Common Stock

Invests in Winmark Corporation common stock.

The following investments represent 5% or more of Plan's net assets as of December 31:

		2002	2001
Davis New York Venture Fund	$	570,671	839,453
Baron Asset Fund		444,508	519,304
Galliard Stable Return Fund		571,656	308,086
Evergreen Foundation Fund		233,406	285,039
Vanguard S&P 500 Index Fund		337,751	281,859
Strong Government Securities Fund		316,288	281,499
Ivy International Fund		173,755	203,279
Winmark Corporation common stock		212,481	193,651

Net depreciation, including, gains and losses on investments bought and sold, as well as held during the year, in the fair value of the Plan's investments is as follows:

		2002
Mutual funds	$	(433,110)
Winmark Corporation common stock		(21,963)
Net depreciation in fair value of investments		(455,073)

(4) Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 14, 1993 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(Continued)

(5) Reconciliation of the Audited Financial Statements to the Form 5500

As of December 31, 2001, the Plan had $27,287 of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

		2002	2001
Net assets available for benefits per the financial statements	$	3,190,918	3,209,006
Amounts currently payable		—	(27,287)
Net assets available for benefits per the Form 5500	$	3,190,918	3,181,719

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 as of December 31:

		2002
Benefits paid to participants per the financial statements	$	388,350
Less prior year amount payable at year-end		(27,287)
Benefits paid to participants per the Form 5500	$	361,063

Amounts currently payable to or for participants, dependents, and beneficiaries are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

(6) Party-in-interest Transactions

Stanton is a party-in-interest under ERISA with respect to the Plan. Investments by Stanton are exempt from being considered as prohibited transactions under ERISA Section 408(b).

The Company is a party-in-interest with respect to the Plan. The Company is the administrator of the Plan and the Plan invests in Company stock. These activities are exempt when considering prohibited transactions under ERISA Section 408(b).

Schedule 1

GROW BIZ INTERNATIONAL, INC.
401(k) SAVINGS PLAN
(Employer Identification Number: 41 – 1622691) (Plan number: 001)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Investment description		Current value
Davis New York Venture Fund	$	570,671
Baron Asset Fund		444,508
Galliard Stable Return Fund		571,656
Evergreen Foundation Fund		233,406
Vanguard S&P 500 Index Fund		337,751
Strong Government Securities Fund		316,288
Ivy International Fund		173,755
Harbor Capital Appreciation Fund		77,520
Phoenix-Engemann Small and Midcap Growth Fund		42,393
Winmark Corporation common stock *		212,481
Participant loans (interest rates ranging from 6.25% to 6.75%) *		67,417
	$	3,047,846

*Denotes party-in-interest.

See accompanying independent auditors' report.

GROW BIZ INTERNATIONAL, INC.
401(k) SAVINGS PLAN
(Employer Identification Number: 41 – 1622691) (Plan number: 001)

Schedule G, Part III

Schedule of Nonexempt Transactions

December 31, 2002

(a) Identity of party involved	(b) Relationship to plan employer, or other party-in-interest	(c) Description of transactions	(h) Cost of asset	(i) Current value of asset	(j) Net Gain (repaid interest)*
Winmark Corporation	Employer/Plan Sponsor	Loans to the employer in the form of late remittances of participant deferrals and/or loan repayments for several pay periods.	$ 350,662	$ 350,662	—

**The plan sponsor has determined the applicable interest ($1,550) in order to fully correct the late remittance(s), and this is expected to be paid in 2003.*

Columns (d) - (f) are not applicable.

See accompanying independent auditors' report.

EXHIBITS

23.1 Consent of KPMG, LLP

23.2 Inability to Obtain Consent of Prior Year Auditor

99.1 Certification of Chairman and Chief Executive Officer and Chief Financial Officer and Treasurer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GROW BIZ INTERNATIONAL, INC.
401(K) SAVINGS PLAN

June 30, 2003

By: Stanton Trust Company, N.A., Trustee

By: /s/ Richard M. Joseph

Title: President

KPMG

4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Schedule 23.1

Consent of Independent Auditors

The Board of Directors
Winmark Corporation:

We consent to the incorporation by reference in the Registration Statement (No. 333-3236) on Form S-8 of Winmark Corporation of our report dated May 9, 2003, relating to the statements of net assets available for benefits as of December 31, 2002, the related statement of changes in net assets available for benefits for the year ended December 31, 2002, and the supplemental schedules as of and for the year ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of the Grow Biz International, Inc. 401(k) Savings Plan.

KPMG LLP

Minneapolis, Minnesota
June 27, 2003

EXHIBIT 23.2

Inability to Obtain Consent of Prior Year Auditor

There may be risks and participants' recovery may be limited as a result of the Plan's prior use of Arthur Andersen LLP as the Plan's independent public accounting firm. On June 15, 2002, Arthur Andersen LLP was convicted for obstruction of justice charges. Arthur Andersen LLP audited the Plan's financial statements for the year ended December 31, 2001. The Plan was not able to obtain the written consent of Arthur Anderson LLP as required by Section 7 of the Securities Act of 1933 (the Securities Act). Accordingly, participants will not be able to sue Arthur Andersen LLP pursuant to Section 11(a)(4) of the Securities Act and therefore, may have their recovery limited as a result of the lack of consent.

EXHIBIT 99.1

United States Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 50249

Re: Winmark Corporation
File No. 000-22012
Certification pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of the Grow Biz International, Inc. 401(k) Savings Plan (the "Plan") on Form 11-K for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission (the "Report"), each of the undersigned certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan as of the dates and for the periods referred to in the Report.

Date: June 30, 2003

/s/ John L. Morgan

John L. Morgan
Chairman and Chief Executive Officer

/s/ Brett D. Heffes

Brett D. Heffes
Chief Financial Officer & Treasurer

A signed original of these written statements pursuant to Section 906 have been provided to Winmark Corporation and will be retained by Winmark Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

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